Exhibit 21.1

Huarui International New Material Limited

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Huarui Dianqi Hong Kong Limited	Hong Kong

Jiangyin Huayuecheng New Material and Technology Limited	People’s Republic of China

Jiangyin Huarui Electrical Technology Co., Limited	People’s Republic of China